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                                              Filed by iPrint Technologies, inc.
                       Filed pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                   Pursuant to Rule 14a-12 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                            Subject Company: Wood Alliance, Inc.





                      iPRINT AND WOOD ASSOCIATES TO MERGE
     Combination to Create Leading e-Print Organization to the Fortune 1000

MENLO PARK, Calif. - June 25, 2001 - iPrint Technologies, inc. (NASDAQ: IPRT), the leading online printing technology and infrastructure provider, today announced that it has entered into a definitive merger agreement with privately held Wood Associates, one of the leading suppliers of custom imprinted promotional items and marketing programs to the Fortune 1000. With 19 offices nationwide, Wood Associates services over 200 Fortune 1000 enterprise customers, including AOL Time Warner, BP, Charles Schwab, and Compaq.

"We feel that combining iPrint's award-winning technology with Wood's large customer base creates an overnight powerhouse in the e-printing space," said Royal P. Farros, iPrint's Chairman and CEO. "Wood's reputation among Fortune 1000 companies is outstanding and we think this makes iPrint the dominant player in enterprise e-printing."

The all stock combination is expected to close in the fourth quarter of 2001. Pro-forma revenue for the combined companies is expected to be $30 million for 2001 and over $100 million for 2002. iPrint anticipates break even results for operations before merger charges as early Q4 2001, expected to be the first full quarter of combined operations. iPrint will issue securities to Wood Associates representing 49% of the combined organization. The combined organization will continue to be called iPrint Technologies and retain the Nasdaq symbol IPRT. The merger will be accounted for as a purchase by iPrint. Wood Associates will become a wholly-owned subsidiary of iPrint and will continue operating under the Wood Associates brand. The company points to a solid balance sheet both before and after the merger.

Both CEO's will take active day-to-day management roles in the newly combined organization with Farros guiding technology and corporate communication and assuming the Chairmanship position. "No doubt, we'll continue our technical leadership in the enterprise e-printing area. I'm really excited about the all-star management team we're creating, one that's capable of building what we believe will be a potent, high-growth organization," commented Farros.

Monte Wood, Chairman and CEO of Wood Associates, will be responsible for sales and overall operations and assume the CEO and President position. "What's terrific is how strongly both organizations feel about customer service. We see tremendous opportunity to leverage our mutual strengths to bring value to our shareholders, vendors, and our valued customers," stated Wood.

In addition, Robyn Cerutti, iPrint's current CFO, will continue as CFO in the merged organization. "Both companies focus on custom imprinting and are wonderfully complementary," said Cerutti. "iPrint has strong expertise in the paper-based space while Wood has deep experience in the promotional area. The opportunity to cross-sell into each other's strengths-and to cut costs-is significant. As you would expect, our top goal is profitability right out of the gate."

iPrint's corporate mission--to create technology and solutions that innovate custom imprinting and corporate branding--will continue to guide the combined organization. "We're working toward becoming the de facto standard technology that integrates into the enterprise supply chain and allows corporations to electronically manage all of their professional printing requirements," added Wood. "This industry is extraordinarily large and we intend to continue leading through innovation."

"Both iPrint and Wood Associates are in virtually the same business but have approached it differently, which makes this combination quite powerful," stated Charlie Corr, group director at CAP Ventures, the leading research group tracking the e-printing industry. "iPrint has focused on creating innovative and scalable e-printing technology and partnering with supply chain leaders like Oracle and PeopleSoft, while Wood Associates has concentrated on building one of the largest installed bases of promotional enterprise customers. The combined strengths of these two
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companies demonstrates the value of e-printing and certainly advances the
e-printing agenda."


Existing Technical Foothold into Enterprise Space with PeopleSoft, Oracle Partnerships

iPrint's recently announced marketing partnerships with Oracle and PeopleSoft gives the company an important technical connection into the majority of the Fortune 1000. With the completion of the proposed combination, Wood Associates' strong sales organization and established relationship with over 200 companies in the Fortune 1000 will complete this connection, giving iPrint an immediate entry point into the largest enterprises in the country.

iPrint's e-Print Center is designed for companies that want to streamline the process for ordering and printing customized corporate stationery, business, and promotional products. The e-Print Center, which is accessed via a link from corporate Intranets, enables distributed ordering for companies with offices in multiple locations. Printing is done through iPrint's extensive network of commercial printing partners or via direct output to existing vendors.


Principal Deal Terms

The proposed combination will be structured as a tax-free exchange of Wood Associates shares for SEC-registered iPrint shares. The exchange ratio will be
0.86 iPrint shares for each Wood Associates share, resulting in the former Wood Associates shareholder owning a total of approximately 49% of the combined company immediately after the closing giving effect to outstanding common stock, warrants and vested options. Wood and Farros have each agreed to a three-month post-closing lock-up on their iPrint shares and Wood will receive the same registration rights as Farros. Both Wood and Farros have entered into employment agreements with iPrint, effective at the closing.

The iPrint board will be reconstituted at the closing to consist of Farros, Wood, two iPrint designees, and two Wood Associates designees. The merger agreement contemplates the appointment of a seventh director following the closing.

Pro forma, immediately after the closing, the total outstanding shares of iPrint will increase from approximately 30 million to approximately 55 million. Outstanding Wood Associates employee stock options will be assumed by iPrint and become exercisable, in accordance with their current vesting schedules, for a total of an additional approximately seven million iPrint shares. The merger agreement calls for an increase in iPrint's option pool sufficient to enable iPrint to grant further options for a total of 10% of the total shares outstanding immediately after the merger.

The merger agreement contains a number of conditions to the transaction in addition to those noted elsewhere in this release. These include customary conditions regarding compliance with the companies' respective representations, warranties and covenants and the agreement includes reciprocal provision for indemnification against non-compliance, subject to certain time limits and caps on claims. iPrint will be filing the full texts of the definitive merger agreement and related agreements with the SEC within the next few days.

The transaction will require approval by a two-thirds vote of the outstanding iPrint shares. The directors and executive officers of iPrint, who beneficially own a total of approximately 66% of the outstanding shares, have committed to vote in favor of the transaction and the iPrint board has committed to recommend the transaction to stockholders at a special meeting to be held later this year.

The transaction will also require approval by a majority of the outstanding Wood Associates shares. The directors and executive officers of Wood Associates, who beneficially own approximately 88% of the outstanding Wood Associates shares, have committed to vote in favor of the transaction and the Wood Associates board has committed to recommend the transaction to shareholders at a special meeting to be held on the same date as the iPrint special meeting.

U.S. Bancorp Piper Jaffray has acted as financial advisor and provided a fairness opinion to the Board of Directors of iPrint relating to this transaction.

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Nasdaq Listing

As previously reported, iPrint has been informed by Nasdaq that the company's bid price has not complied with the $1.00 minimum bid price for continued listing and that its shares could be delisted unless it is successful in an appeal to the Listing Qualifications Panel. iPrint has filed an appeal, but there can be no assurance that the appeal will be successful and that its shares will remain listed on Nasdaq, whether or not the combination with Wood Associates is completed. A hearing date is set for July 26, 2001. iPrint has been asked to address its plans to comply with Nasdaq's minimum value of public float requirement at the hearing as well. iPrint's shares will continue to trade on the Nasdaq National Market pending the final decision by the Panel.

In addition, the combination may come under Rule 4330F scrutiny. A so-called "reverse merger" under that rule occurs when a non-listed company bypasses the initial listing process. If such a determination is made by Nasdaq staff, iPrint would also appeal the decision to the Listing Qualifications Panel. There can be no assurance that the appeal, if necessary, will be successful and that iPrint's shares will remain listed on Nasdaq after the combination with Wood Associates is completed even if the bid price is above $1.00 and the minimum public float requirement is satisfied.


Caution Required by Certain SEC Rules

Investors and security holders are urged to read iPrint's proxy statement/prospectus regarding the proposed combination when it becomes available because it will contain important information about the transaction. The proxy statement/prospectus will be filed with the SEC by iPrint. Investors and security holders may obtain a free copy of the proxy statement/prospects (when it is available) and other documents filed by with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from iPrint.

iPrint and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of iPrint with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in iPrint's proxy statement of its 2001 annual meeting of stockholders dated April 26, 2001. This document is available free of charge at the SEC's Web site at www.sec.gov and from iPrint.


Conference Call

iPrint and Wood Senior Management will host a conference call Tuesday, June 26, 2001, at 10:00 a.m. PDT. Interested parties will find a live Web cast and replay of the call at http://www.iPrint.com on the "Investor Relations" page. A transcript of the conference call will also be made available at that location.


About iPrint Technologies, inc.

Founded in 1996, iPrint Technologies, inc. (NASDAQ: IPRT) is the leading online printing technology and infrastructure provider. iPrint creates technology that improves the print-buying process, serving such companies as Oracle, PeopleSoft, 3M, OfficeMax, Microsoft, and Intel. iPrint seamlessly integrates e-Printing technology into enterprise e-procurement systems, streamlining the professional print-buying process, reducing costs, centralizing control and accountability, and improving the ROI associated with existing e-procurement investment. iPrint's technology also powers the award-winning e-commerce site, iPrint.com, which offers SOHO customers convenience and significant cost savings on professionally printed products. iPrint has been distinguished with the Inc./Cisco Technology Award, an "Innovation in Print" award by CAP Ventures, and named the #15 top eBusiness by InformationWeek. iPrint can be reached at http//www.iPrint.com.


About Wood Associates

Founded in 1985, Santa Clara-based Wood Associates (Wood Alliance, Inc.) is one of the leading promotional marketing companies in the United States. With a network of 19 offices nationwide, the company has created and managed marketing programs for world-class companies like AOL Time Warner, BP, Charles Schwab, and Compaq. In addition to providing "one-stop shopping" for promotional programs such as logo merchandise and catalog
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marketing, Wood Associates delivers unique web-based promotions and incentive programs to enhance branding. The company's web programs can be integrated with existing promotional campaigns to create maximum impact for the customer. For more information, call (800) 755-9655 or visit the company's web site at www.WoodTeam.com.


Forward-looking Statements

This news release contains "forward-looking statements" (as that phrase is used in Section 21E of the Securities Exchange Act of 1934) related to iPrint's plans and expectations about its proposed combination with Wood Associates and the anticipated benefits thereof. Actual results could differ materially from those stated or implied in the company's forward-looking statements because of risks and uncertainties associated with the proposed combination, including, without limitation, the completion of the transaction, the ability of the two companies to successfully integrate their managements and operations, the success of the combined company increasing its customer base and leveraging that base to generate revenue, and the status of iPrint's Nasdaq listing. In addition, the projected financial information contained in this release is subject to additional risks and uncertainties, including, but are not limited to, lower than expected customer orders, competitive factors including pricing pressures, technological developments and products offered by competitors, technological difficulties or resource constraints encountered in developing new products, failure to provide a timely flow of competitive new products or lack of market acceptance of those products, disruption of partner or customer business relationships, and other risks associated with Web-based business such as defects, interruptions and failures related to computer and telecommunications infrastructure. In addition, iPrint's forward-looking statements should be considered in the context of other risk factors discussed in its Securities and Exchange Commission filings, including its most recent Forms 10-Q and 10-K, available for viewing on its Web site. (To access this information, click on "Investor Relations," "SEC Filings.")

Note to Editors: iPrint is a registered trademark of iPrint Technologies, inc. iPrint Technologies, iPrint.com and CommerceConnect are trademarks of iPrint Technologies, inc. Oracle is a registered trademark of Oracle Corp. Microsoft and MSN are trademarks of Microsoft Corp. Other marks are the property of their respective owners.

(Sources: PC Data Online, Top Monthly E-Tailers Reports and Top Monthly Sites Reports; CAP Ventures, Research; BizRate.com, Customer Certified Ratings; Keynote.com, 2000.)


_____________________________



Contact:

     iPrint Technologies inc., Menlo Park

     Sonya Chan, 650/298-8500, ext. 2581

     SChan@iPrint.com

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